Filed Pursuant to Rule 424(b)(2)
Registration No. 333-179956
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Supplement dated May 29, 2012 and to Prospectus dated May 2, 2012)

Up to 2,200,000 Shares
CEDAR REALTY TRUST, INC.
7.25% Series B Cumulative Redeemable Preferred Stock
(Liquidation Preference $25 Per Share)

Through this prospectus supplement, we may offer for sale, from time to time, up to 2,200,000 shares of our 7.25% Series B Cumulative Redeemable Preferred Stock, or the Series B Preferred Stock. This prospectus supplement reduces the original amount of shares proposed to be sold as provided in the prospectus supplement dated May 29, 2012 from up to 4,000,000 shares to up to 2,200,000 shares.  At November 23, 2012, 199,402 shares had been sold pursuant to the prospectus supplement.  All references in such prospectus supplement to selling up to 4,000,000 shares are replaced by references to selling up to 2,200,000 shares.

Our Series B Preferred Stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “CDR PrB.” On November 23, 2012, there were 5,429,402  shares of our Series B Preferred Stock issued and outstanding and the last reported sales price on the NYSE was $25.56 per share.

Distributions on the Series B Preferred Stock are cumulative and payable quarterly, beginning on August 20, 2012, at the rate of 7.25% of the liquidation preference per annum, or $1.8125 per share of Series B Preferred Stock per annum. Holders of shares of Series B Preferred Stock offered hereby will be entitled to receive the full amount of all distributions payable in respect of the Series B Preferred Stock from the distribution payment date immediately preceding the date of original issuance of such shares. Holders of shares of Series B Preferred Stock will not be entitled to receive distributions paid on any distribution payment date if such shares were not issued and outstanding on the record date for such distribution.

We may sell all or a portion of the shares of Series B Preferred Stock offered pursuant to this prospectus supplement over a period of time and from time to time through MLV & Co. LLC, or MLV, acting as our agent, pursuant to the terms of an at-the-market issuance sales agreement, or sales agreement, that we have entered into with MLV. Sales of our Series B Preferred Stock, if any, may be made in negotiated transactions or transactions that are deemed to be “at-the-market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange.

Subject to the terms and conditions of the sales agreement, MLV is not required to sell any specific number or dollar amount of shares of our Series B Preferred Stock offered by this prospectus supplement, but will use its commercially reasonable efforts, consistent with its normal trading and sales practices, to sell such shares. Such sales will be at market prices prevailing at the time of the sale. There is no specific date on which the offering will end; there are no minimum purchase requirements; and there are no arrangements to place the proceeds of the offering in an escrow, trust or similar account. MLV, when MLV is acting as our agent, will be entitled to compensation of up to 2.00% of the gross sales price of all shares of Series B Preferred Stock sold through it from time to time under the sales agreement.

We may also sell shares of our Series B Preferred Stock to MLV as principal for its own account at a price agreed upon at the time of sale. MLV may be deemed to be an underwriter, within the meaning of the Securities Act, in connection with any sales of our Series B Preferred Stock on our behalf, and the compensation paid to MLV may be deemed to be underwriting commissions or discounts. See “Plan of Distribution.”

Investing in the Series B Preferred Stock involves risks that are described in the “Risk Factors” sections beginning on page S-7 of the accompanying  prospectus supplement, page 3 of the accompanying prospectus and page 16 of our Annual Report on Form 10-K for the year ended December 31, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MLV & Co.
The date of this prospectus supplement is November 26, 2012.